[redacted]

05044114

AM
9-26-2005

CM 9/27/05

SECURI ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33132

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/04 (MM/DD/YY) AND ENDING 07/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
J.P. McGowan & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1631 Locust Street
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. McGowan (215) 735-6864
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 29 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 22 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/28/05

OATH OR AFFIRMATION

I, John P. McGowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. McGowan & Company, Inc., as of July 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in affect.

J. P. MCGOWAN & COMPANY, INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

July 31, 2005

TABLE OF CONTENTS

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX
140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX
MEMBERS OF
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

J. P. McGowan & Company Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of J. P. McGowan & Company Inc. as of July 31, 2005 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. P. McGowan & Company Inc. at July 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
September 7, 2005

Sanville & Company
Certified Public Accountants

J.P. McGOWAN & COMPANY, INC.
Statement of Financial Condition
July 31, 2005

ASSETS

Cash	$	41,641
Securities owned, at market value:		
State and municipal obligations		114,811
Corporate stocks		6,795
Receivable from clearing broker		172,620
Deposit with clearing broker		50,000
Interest receivable		2,196
Receivable from stockholder		73,500
Cash surrender value officer's life insurance		36,356
Total assets	$	497,919

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	19,807
Total liabilities		19,807
Commitments and contingent liabilities		
Stockholder's Equity:		
Common stock, $1 par value, authorized - 1,000 shares, issued and outstanding - 300 shares		300
Additional paid-in capital		140,138
Treasury stock - 45 shares, at cost		(35,448)
Retained earnings		373,122
Total stockholder's equity		478,112
Total liabilities and stockholder's equity	$	497,919

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Operations
For the Year ended July 31, 2005

REVENUE	
Net gain on firm securities trading	$ 268,810
Interest	14,117
Unrealized gain firm investment account	4,905
Total revenue	287,832
EXPENSES	
Salaries and other employment costs	182,953
Interest	4,056
Clearing charges	22,142
Occupancy costs and equipment rental	16,800
Office expense	6,280
Telephone	10,577
Quotation fees and research	43,181
Regulatory fees and expenses	4,679
Travel and entertainment	29,990
Professional fees	11,221
Depreciation	113
Taxes, other than income taxes	132
Other	3,000
Total expenses	335,124
Income (loss) before taxes on income	(47,292)
Income tax expense	-
Net loss	$ (47,292)

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Changes in Stockholder's Equity
For the Year ended July 31, 2005

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balance at July 31, 2004	$ 300	$ 140,138	$ (35,448)	$ 420,414	$ 525,404
Net loss for the year	-	-	-	(47,292)	(47,292)
Balance at July 31, 2005	$ 300	$ 140,138	$ (35,448)	$ 373,122	$ 478,112

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Changes in Subordinated Borrowings
For the Year ended July 31, 2005

Subordinated borrowings at August 1, 2004	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at July 31, 2005	$ -

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Cash Flows
For the Year ended July 31, 2005

Cash flows from operating activities:		
Net loss	$	(47,292)
Adjustments to reconcile net income to net cash expended in operating activities:		
Depreciation		113
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Securities owned		280,077
Interest and other receivables		2,686
Cash surrender value officer's life insurance		(4,193)
Increase (decrease) in liabilities:		
Payable to clearing broker		(234,989)
Accounts payable and accrued expenses		(8,543)
Net cash expended in operating activities		(12,141)
Net decrease in cash		(12,141)
Cash at beginning of year		53,782
Cash at end of year	$	41,641

Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	4,056
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

J.P. MCGOWAN & COMPANY, INC.
Notes to Financial Statements
July 31, 2005

1. ORGANIZATION

J.P. McGowan & Company, Inc. (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission and NASD, principally engaging in Pennsylvania municipal obligations. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation – Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 8). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Fair Value of Securities – The market value of securities owned and sold short, consisting of state and municipal obligations is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provision of paragraph (k)(2)(B) of SEC Rule 15c3-3. All customer transactions are cleared through Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") on a fully disclosed basis.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 that prohibits a broker-dealer from withdrawing corporation capital except upon six months' notice and from engaging in any securities transaction at a time when its "Aggregate Indebtedness" exceeds fifteen times its "Net Capital" as those terms are defined by this Rule. As a result of this Rule, Company capital may be withdrawn only to the extent that net capital is in excess of required net capital that, in any event, may not be less than $100,000.

At July 31, 2005, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $19,807 and $397,804, respectively, and its net capital ratio was .05 to 1. "Net Capital" exceeded minimum capital requirements by $297,804 at that date.

5. PAYABLE TO CLEARING BROKER

Pursuant to the clearing agreement with Pershing (See Note 3), the Company can borrow from Pershing up to 75% of its eligible municipal inventory in order to finance such inventory. The Company pays interest on any outstanding balance due Pershing at brokers call rate plus call rate plus ½% (5.00%) at July 31, 2005. Interest expense was $4,056 for the year ended July 31, 2005.

6. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company enters into when-issued and underwriting commitments. The transactions relating to such commitments that were open at July 31, 2005 had no material effect on the financial condition of the Company.

7. PROFIT SHARING PLAN

The Company has a profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. The amount of the contribution to the plan is at the discretion of the Company's management. The Company made no contribution to the plan for the year ended July 31, 2005.

8. INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of deferred taxes that may be recognized for operating losses that are available to offset future taxable income. At July 31, 2005, the Company had deferred tax asset of approximately $11,800 composed entirely of net operating losses. The deferred tax asset was reduced by a full valuation allowance at July 31, 2005, due to the uncertainty of future profits.

Due to certain Pennsylvania municipal bond profits being exempt from tax the Company's income tax provision does not include a provision for Pennsylvania corporate income tax.

The Company has approximately $79,120 of net operating losses (NOLS), as of July 31, 2005, available to reduce future federal taxable income. These NOLS will expire as follows:

Expiration		Amount
2024	$	27,014
2025		52,106
	$	79,120

Income tax expense for the year ended July 31, 2005, was $0.

9. RELATED PARTY TRANSACTIONS

The Company leased its office space under a non-cancelable lease that expired January 31, 2003. The Company is on a month to month lease for $1,400 per month. Rent expense totaled $16,800 for the year ended July 31, 2005. The Company's sole stockholder is a partner in the partnership that leases the office space to the Company. The Company also advanced to the sole stockholder $37,500 to increase his ownership in the partnership during the year ended July 31, 2002. The Company also advanced to the sole stockholder $36,000 during the year ended July 31, 2004.

10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 20." The amendments made by SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and adopted a broader exception for exchanges of nonmonetary assets that do not have commercial substance and should be measured based on the recorded amount of the asset relinquished. SFAS No. 153 is effective for nonmonetary asset exchanges occurring is fiscal periods beginning after June 15, 2005. SFAS No. 153 is not expected to have a material effect on the financial position or results of operations of the Company.

Schedule I

J.P. McGOWAN & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 478,112
Deduct stockholder's equity not allowable for Net Capital:	-
Total stockholder's equity qualified for Net Capital	478,112
Deductions and/or charges:	
Non-allowable assets:	
Other receivables	73,500
Total non-allowable assets	73,500
Net Capital before haircuts on securities positions	
Trading and investment securities:	
State and municipal obligations	5,789
Corporate stocks	1,019
Total haircuts	6,808
Net Capital	$ 397,804

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	
Accounts payable and accrued expenses	$ 19,807
Total aggregate indebtedness	$ 19,807
Percentage of aggregate indebtedness to Net Capital	5%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

Schedule I (Continued)

J.P. MCGOWAN & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6-2/3% of $19,807)	$	1,320
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	297,804
Excess Net Capital at 1000%	$	395,823

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of July 31, 2005 is primarily due to:

Net Capital per unaudited FOCUS filing on July 31, 2005	$	361,449
Decrease in net loss		2,677
Decrease in nonallowable assets		33,678
Net Capital per above	$	397,804

Schedule II

J.P. MCGOWAN & COMPANY, INC.
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
July 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.